BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite 501 - 905 West Pender Street
Vancouver, British Columbia V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

March 3, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: TOTALLY HIP TECHNOLOGIES INC. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4556

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since January 11, 2006:

A. Copy of Notice of Change of Directors dated February 2, 2006.

B. Annual General Meeting

- copy of Notice of Meeting and Record Date

C. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of audited financial statements for the year ended September 30, 2005 with relevant MD&A.

D. Copies of Certifications of Annual Filings (Forms 52-109F1) filed with the British Columbia and Alberta Securities Commissions.

E. Unaudited Financial Statements and accompanying MD&As

dlw 3/15

- copy of unaudited financial statements for the period ended December 31, 2005 with relevant MD&A.

F. Copies of Certifications of Interim Filings (Forms 52-109FT2 and 52-109F2) filed with the British Columbia and Alberta Securities Commissions.

G. Copy of news release issued during the relevant period.

H. Copy of Exempt Distribution Report (Form 45-106F1) filed with the British Columbia Securities Commission.

I. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

J. Copy of TSX Venture Exchange letter of approval.

We also enclose an updated Schedule of Reporting Obligations for the Issuer.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it to the undersigned.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-4556

Date and Time: February 2, 2006 10:36 AM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **February 2, 2006 10:36 AM Pacific Time**

Incorporation Number:
C0581802

Name of Company:
TOTALLY HIP TECHNOLOGIES INC.

Date of Change of Directors

January 18, 2006

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:
112 WEST 6TH AVE
VANCOUVER BC V5Y1K5

Delivery Address:
112 WEST 6TH AVE
VANCOUVER BC V5Y1K5

RECEIVED
2006 MAR 15 A 11:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Director(s) as at January 18, 2006

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J2V3

Delivery Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J2V3

Last Name, First Name, Middle Name:
DAUM, TIMOTHY

Mailing Address:
205 117 WEST 17TH STREET
NORTH VANCOUVER BC V7M1V5

Delivery Address:
205 117 WEST 17TH STREET
NORTH VANCOUVER BC V7M1V5

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:
314 AVALON DRIVE
PORT MOODY BC V3X 2X8
CANADA

Delivery Address:
314 AVALON DRIVE
PORT MOODY BC V3X 2X8
CANADA

Last Name, First Name, Middle Name:
SHAFF, MICHAEL

Mailing Address:
159 CANADA VISTA,
LA HONDA, CA 94020

Delivery Address:
159 CANADA VISTA,
LA HONDA, CA 94020

82-4556

RECEIVED

2006 MAR 15 A 11:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TOTALLY HIP TECHNOLOGIES INC.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 685-6525 Fax: (604) 685-4057

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Totally Hip Technologies Inc. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	89152W 10 8
2	Meeting Type	:	Annual General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	May 31, 2006
5	Record Date for Notice	:	April 25, 2006
6	Record Date for Voting	:	April 25, 2006
7	Beneficial Ownership Determination Date	:	April 25, 2006
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

Dated at Vancouver, British Columbia, this 10th day of February, 2006.

Sincerely,

TOTALLY HIP TECHNOLOGIES INC.

PER: ***"David Dicaire" by POA***

DAVID DICAIRE
President

82-4558

RECEIVED

2006 MAR 15 A 11:07

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TOTALLY HIP TECHNOLOGIES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

(Unaudited)

TOTALLY HIP TECHNOLOGIES INC.

December 31, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended December 31, 2005 and 2004
(Unaudited – Prepared by Management)

	2005	2004
Revenues		
Sales	$ 86,709	$ 48,711
Less: cost of goods sold	(3,165)	(5,689)
	83,544	43,022
Administrative Expenses		
Amortization	1,411	3,179
Filing fees and transfer agent	2,091	436
Interest and bank charges	3,310	172
Marketing, travel and promotion	610	1,332
Office and miscellaneous	4,223	9,746
Professional fees	470	12,518
Research and development salaries – Note 3	45,000	45,000
Rent	10,705	10,705
Salaries and consulting fees – Note 3	51,198	24,508
Telephone and internet	958	1,921
	119,976	109,517
Loss from operations before other items	(36,432)	(66,495)
Other items		
Foreign exchange (loss) gain	7,772	(70)
Net loss for the year	$ (28,660)	$ (66,565)
Basic and diluted loss per share	$ (0.002)	$ (0.01)
Weighted average number of shares outstanding	12,860,399	12,860,399

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS

	(Unaudited) December 31, 2005	(Audited) September 30, 2005
ASSETS		
Current		
Cash	$ 19,778	$ 24,192
Amounts receivable	47,391	36,830
Inventory	3,500	3,500
Prepaid expenses and deposits	1,032	926
	71,701	65,448
Capital assets	20,195	19,526
Software technology and intellectual property rights	6	6
	$ 91,902	$ 84,980
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 3	$ 596,755	$ 603,471
Loans payable	184,583	161,535
Due to shareholders	33,754	33,754
	815,092	798,760
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 2	6,949,025	6,949,025
Common shares subscribed – Note 7	92,250	73,000
Contributed surplus	827,400	827,400
Deficit	(8,591,865)	(8,563,205)
	(723,190)	(713,780)
	$ 91,902	$ 84,980

Interim Reporting – Note 1

APPROVED BY THE DIRECTORS:

"David Dicaire" Director *"James Boyce"* Director

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
for the three months ended December 31, 2005 and 2004
(Unaudited – Prepared by Management)

	2005	2004
Deficit, beginning of the period	$ (8,563,205)	$ (8,148,391)
Net loss for the period	(28,660)	(66,565)
Deficit, end of period	$ (8,591,865)	$ (8,214,956)

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended December 31, 2005 and 2004
(Unaudited – Prepared by Management)

	2005	2004
Operating Activities		
Net loss for the period	$ (28,660)	$ (66,565)
Items not involving cash:		
Amortization	1,411	3,179
	(27,249)	(63,386)
Changes in non-cash working capital items related to operations:		
Amounts receivable	(10,561)	(32,035)
Prepaid expenses and deposits	(106)	(84)
Accounts payable and accrued liabilities	(6,716)	44,765
Cash used in operating activities	(44,632)	(50,740)
Financing Activities		
Common shares subscribed	19,250	-
Loans payable	23,048	48,873
Cash provided by financing activities	42,298	48,873
Investing Activity		
Acquisition of capital asset	(2,080)	(929)
Cash provided by investing activity	(2,080)	(929)
Increase (Decrease) in cash during the period	(4,414)	(2,796)
Cash, beginning of the period	24,192	15,544
Cash, end of the period	$ 19,778	$ 12,748
Supplemental disclosure of cash flow information:		
Cash paid for:		
Income taxes	$ -	$ -
Interest	$ -	$ -

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
for the three months ended December 31, 2005
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended September 30, 2005, and should be read in conjunction with those statements.

While the information presented in the accompanying interim three month consolidated financial statements is unaudited, the interim consolidated statements have been reviewed by the Company's Audit Committee, and includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented.

Note 2 Share Capital

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2003		7,161,584	6,511,584
Consolidation of shares 4 for 1		(5,371,190)	-
Escrow shares returned to treasury		(129,998)	(127,400)
Issued for cash:			
Pursuant to a private placement	– at $0.10	1,200,000	120,000
Pursuant to a private placement	– at $0.05	10,000,000	500,000
Less: share issue costs		-	(55,159)
Balance, September 30, 2004, 2005 and December 31, 2005		12,860,399	$ 6,949,025

Note 2 Share Capital – Cont'd

Commitments:

Share Purchase Options:

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

A summary of the share purchase options is as follows:

	Three months ended December 31, 2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at the beginning of period	14,489	$6.32	37,489	$8.00
Expired/cancelled	(14,489)		-	
Options outstanding and exercisable at the end of period	-		37,489	$8.00

Share Purchase Warrants:

At December 31, 2005, there were no share purchase warrants outstanding.

Note 3 Related Party Transactions

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	Three months ended December 31, 2005	2004
Research and development salaries	$ 45,000	$ 45,000
Salaries and consulting fees	13,500	13,500
	$ 58,500	$ 58,500

Note 4 Related Party Transactions – (cont'd)

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At December 31, 2005, accounts payable and accrued liabilities included $117,793 (2004: $77,196) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 5 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

	Three months ended December 31, 2005	Three months ended December 31, 2004
USA	62.52%	54.20%
Canada	29.53%	4.33%
Europe	5.54%	31.74%
South America	1.46%	0.00%
Asia	0.78%	6.25%
Australia, New Zealand	0.17%	3.48%
	100.00%	100.00%

Note 6 Comparative Figures

Certain comparative figures for the prior year have been reclassified to conform with the financial statement presentation adopted in the current year.

Note 7 Subsequent Events.

Subsequent to December 31, 2005 Totally Hip closed a $400,000 private placement of its securities consisting of the sale of up to 2,222,222 units at $0.18 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.21 per share for a period of two years. As at December 31, 2005, the Company had received $92,250 with respect to the placement.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS DECEMBER 31, 2005

FEBRUARY 27, 2006

For the three-months ended December 31, 2005, Totally Hip Technologies Inc. ("Totally Hip" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of February 27, 2006 provides information on the operations of Totally Hip for the three-months ended December 31, 2005 and subsequent to the year end and should be read in conjunction with the unaudited interim financial statements and accompanying notes for the period ended December 31, 2005, and 2004.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Quick Time is also used for Apple's popular iPod portable music player. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive QuickTime delivery solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional gives users the combination of an industrial strength media integration and authoring tool at

an affordable price including the added VR editor and MindAvenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional also uncovers a whole set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. LiveStage also introduced FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional also includes support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

LiveStage Professional's user interface emphasizes working in a distinctly visual environment for greater productivity. It includes dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime. The Company continues to strive towards developing new and enhanced products.

Rich Media Design and Development

During the three-months ended the Company delivered its rich media applications and services under the brand name iROC.

iROC -- interactive, rich, overt, communications -- teams Totally Hip's technical resources with advertising, development and publishing people in the creation of distinct, inspiring on-line products.

iROC combines Totally Hip's award-winning proprietary software with recent custom enhancements created for project-specific rich media solutions to create and fulfill client's interactive requirements. By producing and deploying rich media experiences that seamlessly integrate images, animation, video, audio and virtual tours all with interactive features, advertisers can create an immersive on-line customer experience for their clients.

The rich media revolution is discarding flat, boring websites and empowering businesses to engage their clients and customers as they deploy rich media sites with immersive on-line content that inspires and illustrates for users. iROC's interactive rich media integrates images, video, virtual tours, animation, audio and interactive features to give on-line interaction life, to excite, to engage and ignite interest.

With iROC, Totally Hip continues to build on its proven technology and record of supplying leading-edge interactive technology products and solutions to maximize the efficiency and effectiveness of rich media campaigns.

Live Stage Professional Version 4.5.4

During the year ended September 30, 2005 Totally Hip released LiveStage Professional version 4.5.4. LiveStage Professional is an award winning cross-platform software package that has become the leading QuickTime 6 authoring environment. Professional interactive media developers throughout the world acknowledge LiveStage Professional as the most functional, powerful and cost effective application for converging more than 200 media formats to create incredibly powerful and engaging digital presentations (including MPEG 4 and Flash 5).

Version 4.5.4 incorporates many new features and enhancements. Some key new features include:

- Scroll wheel support, now you can scroll with ease.
- Support for custom VR hotspot colors, making it easier to distinguish hotspots from one another.
- Easier alignment of Sprite paths in path based tweens with new automatic defines to make scripting easier.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DECEMBER 31, 2005

LiveStage Professional 4.5.4 now includes support for editing scripts inside BBEdit® -- the leading HTML and text editor from Bare Bones Software. With a simple keyboard shortcut, all scripts in a LiveStage Professional project can be automatically opened inside of BBEdit, complete with color-coding.

This latest version represents a significant advancement for both the LiveStage Prefessional production environment and the multi-media industry.

LiveSlideShow 3

On August 31, 2004, Totally Hip Technologies Inc. announced the release of LiveSlideShow 3 for both Windows and Macintosh computers.

LiveSlideShow is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful new features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products.

LiveSlideShow 3 is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow 3's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

LiveSlideShow 3 works with most of the popular digital cameras available on the market today. Because LiveSlideShow 3 utilizes the industry leading QuickTime multimedia technology from Apple Computer, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms.

OTHER PRODUCTS

Development on other products has been limited to minor upgrades to support new operating systems and versions of Quick Time due to limited development, marketing and sales capacity and budgets.

SELECTED FINANCIAL DATA

The following table presents selected unaudited financial information for the three-months ended December 31, 2005 and 2004, and the last three audited fiscal years ended September 30, 2005, 2004 and 2003:

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DECEMBER 31, 2005

	Three-months Ended December 31, 2005	Three-months Ended December 31, 2004	2005 $	2004 $	2003* $
OPERATIONS:					
Revenues	83,544	43,022	289,801	257,648	485,121
Net Loss	(28,660)	(66,565)	(414,814)	(524,108)	(214,503)
Basic and diluted loss per share	(0.001)	(0.01)	(0.03)	(0.08)	(0.03)
BALANCE SHEET:					
Working capital (deficiency)	(743,391)	(462,698)	(733,312)	(398,383)	(371,786)
Total assets	91,902	123,670	84,980	96,597	131,068

* The Company has determined that $12,094 of professional fees expensed during the year ended September 30, 2003 were incurred for completion of a private placement and should have been recorded as share issue costs and accordingly, has restated its operations for the year then ended. As a result, for the year ended September 30, 2003, professional fees were restated to $188,469 from $200,563 and the net loss was restated to $214,503 from $226,597. As at September 30, 2003, the deficit ending was restated to $7,624,283 from $7,636,377 and share capital were restated to $6,511,584 from $6,523,678.

For the three-months ended December, 2005 gross revenue was $86,709 compared to $48,711 for the same period in 2004 (78% increase). For the three-months ended December, 2005 revenues (net of packaged software) was $83,544 compared to $43,022 in 2004 (94% increase). These variations in revenue are due to a number of factors some of which are not under the control of the Company and the amount of variation can not be directly attributable thus it would be misleading to attempt to define. Revenue in the Company's business/market varies due to conditions such as timing of current releases, promotion of QuickTime by Apple and the Company, new releases of QuickTime, delays in Apple's approval of Totally Hip's custom QuickTime component, cash flow constraints and employee absence. In addition the Company is exposed to a fluctuation in currency exchange, mostly U.S. dollars. Approximately 70% of the Company's total sales are sales in foreign currencies. During the three-months ended December 31, 2005 the average annual exchange rate for U.S. dollar posted by the Bank of Canada was approximately 2.71% lower than the average annual exchange rate for the same period in 2004. Company sales figures presented in Canadian dollars were affected accordingly.

The Company's net loss for the three-months ended December 31, 2005 was $28,660 compared to the loss of $66,565 in the three-months ended December 31, 2004. The net loss for the period ended was affected by a gain on foreign exchange of $7,772.

RESULTS OF OPERATIONS

Current Quarter

During the three months ended December 31, 2005, Net sales/gross profit before expenses were $83,544 or 96.34% of gross sales compared to a gross profit of $43,022 or 88.32% for the comparable period in 2004.

On an overall basis the net loss for the three months ending December 31, 2005 is $28,660 (57.00% decrease) compared to a net loss of $66,565 for the same period in the previous year resulting in a net loss of $ 0.001 per share for the current quarter compared to a loss of $0.005 per share for the same quarter in 2004. The decrease in

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS DECEMBER 31, 2005

RESULTS OF OPERATIONS -CONT'D

the net loss for the three months ended December 31, 2005 was affected by an increase in revenue of $40,522 and a gain in foreign exchange of $7,772.

Administrative expenses for the three months ending December 31, 2005 were $119,976, compared to $109,517 in the previous year. Major expense reductions occurred in office and miscellaneous expenses ($5,523) and professional fees ($12,048) which were offset by a ($26,690) increase in salaries and consulting fees, ($3,138) increase in interest and bank charges, ($1,655) increase in filing fees and transfer agents costs, with the balance of the decrease ($3,453) spread over the remainder of the expenses.

The geographical distribution of sales revenues for the three-months ended December 31, 2005 is USA 63%, Canada 30%, Europe 6%, South America 1% Australia and New Zealand and Asia 1%.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures in the year ended September 30, 2006.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	YEARS ENDED SEPTEMBER 30,							
	2006	2005				2004		
	Qrt 1	Qrt 1	Qrt 2	Qrt 3	Qrt 4	Qrt 2	Qrt 3	Qrt 4
	$	$	$	$	$	$	$	$
Revenue	86,709	48,711	85,728	70,725	124,436	82,157	86,527	79,799
Net Loss	(28,660)	(66,565)	(71.388)	(156,429)	(120,43)	(97,832)	(254,59)	(105,108)
Basic/diluted Loss per share	(0.002)	(0.01)	(0.01)	(0.01)	(0.01)	(0.03)	(0.02)	(0.01)

During the three months ended December 31, 2005, gross sales were $86,709 as compared to $48,711 for the comparable period in 2004, and the net loss was $28,660 compared to the net loss of $66,565 for the comparable period in 2004. The current cash flow is limiting the increase in total sales. These seasonal fluctuations affect the quarterly results of operations along with other factors such as foreign currency exchange, overall market conditions, etc.

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

SHARE CAPITAL – CONT'D

		Number	Amount
Balance, September 30, 2002		6,441,874	$ 6,388,678
Issued for cash:			
Pursuant to a private placement	– at $0.1725	579,710	100,000
Less: share issue costs		-	(12,094)
Issued for debt settlement agreements	– at $0.25	140,000	35,000
Balance, September 30, 2003		7,161,584	6,511,584
Consolidation of shares 4 for 1		(5,371,190)	-
Escrow shares returned to treasury		(129,998)	(127,400)
Issued for cash:			
Pursuant to a private placement	– at $0.10	1,200,000	120,000
Pursuant to a private placement	– at $0.05	10,000,000	500,000
Less: share issue costs		-	(55,159)
Balance, September 30, 2004, 2005 and December 31, 2005		12,860,396	$ 6,949,025

Escrow:

During the year ended September 30, 2004, 129,998 (520,000 pre-consolidated) escrow shares with a cost of $127,400 were returned to treasury and cancelled. As at December 31, 2005, there were no shares held in escrow.

Commitments:

Share Purchase Options

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

A summary of the share purchase options is as follows:

	Three months ended December 31, 2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at the beginning of period	14,489	$ 6.32	37,489	$8.00
Granted				
Expired/cancelled	(14,489)	$ 6.32	-	
Options outstanding and exercisable at the end of period	-	$ -	37,489	$8.00

SHARE CAPITAL – CONT'D

Share Purchase Warrants

As at December 31, 2005, there were no share purchase warrants outstanding.

RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	Three months ended December 31,			
		2005		2004
Research and development salaries	$	45,000	$	45,000
Salaries and consulting fees		13,500		13,500
	$	58,500	$	58,500

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At December 31, 2005, accounts payable and accrued liabilities included $117,793 (2004: $77,196) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages, fees and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

LIQUIDITY AND SOLVENCY

At December 31, 2005, the Company held cash on hand of $19,778 (2004: $12,748) and liabilities totalled $815,092 (2004: $562,201).

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $91,902 as of December 31, 2005 compared with $123,670 as of December 31,, 2004.

Totally Hip's liabilities at December 31, 2005 comprised of accounts payable and accrued liabilities totalling $596,755, (2004: $420,353), loans payable of $184,583 (2004: $108,094), and amounts due to shareholders of $33,754 (2004: $33,754)

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

During the three-months ended December 31, 2005, Totally Hip has not issued any stock options or received any proceeds from the exercise of existing stock options or warrants. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

LIQUIDITY AND SOLVENCY – CONT'D

Subsequent to December 31, 2005 Totally Hip closed a $400,000 private placement of its securities consisting of the sale of up to 2,222,222 units at $0.18 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.21 per share for a period of two years. As at September 30, 2005, the Company had received $92,250 with respect to the placement.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at September 30, 2005 or September 30, 2004.

RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

<u>Product Development and technological Change</u>

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R & D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

<u>Foreign Exchange Exposure</u>

The largest segment of the Company's client base is located in North America with 70% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DECEMBER 31, 2005

OUTLOOK

In 2004 Totally Hip's plan to update LiveStage Professional and incorporate OpenGL technology has been completed on MacIntosh, and is now being updated for Windows. This will dramatically increase the speed and capability of the graphics interface of the authoring stage. Future releases building upon this foundation will be able to incorporate 3D visualization in the development of interactive media projects.

Totally Hip is developing an application for its recently developed custom wired action handler that extends the capabilities of QuickTime in principle areas of business interest: data storage and communication capabilities, file manipulation, real-time audio monitoring and display, printing, encryption and dynamic media within QuickTime VR panoramas using LiveStage Professional. Component technology enables Totally Hip to create functionality independent of QuickTime's basic wired action handler. This initial component release has the potential of opening up entirely new markets for LSP developers. The component coupled with the rising tide of QuickTime adoption widens the appeal of Totally Hip's development platform and reaffirms the continuing advancement of interactive media. Totally Hip is still waiting for Apple's approval of its QuickTime component and has been given no definitive date for approval. Totally Hip is also reviewing and developing other technology and technology based applications including working to develop a solution to deploy DVD quality video over the Internet utilizing QuickTime and LiveStage Professional technology.

Totally Hip having acquired, extensive insights and experience in the online learning area through its interactive tools and consulting business is now planning to take the technology it has developed and release it into the expanding online delivery market.

Totally Hip Technologies is developing an online learning technology that would utilize its latest online and interactive rich media technologies to produce turnkey systems that can be quickly deployed. The Totally Hip solution uses existing content in almost any format and allows the content to remain in a non- proprietary format. These systems will be targeted at small to medium sized companies and schools looking for fast economical online learning solutions incorporating DVD quality video. The Totally Hip online learning system's capabilities are designed to be expandable to grow with the clients' requirements using the modular component design.

Currently the online training and learning market is still in a development stage. Totally Hip Technologies deduces that many post high school institutions and most companies have initiated research projects with the hope of deploying their own system at some point in the future. Many companies are looking for innovative ways to utilize their existing content to educate their staff and customers online.

With many companies reducing overhead they find themselves trying to meet the challenge of today's ever shrinking budgets while finding economical, low capital learning solutions. Most of these companies and educational institutions have been looking at online solutions to help them attain their goals and are now starting to implement solutions. Trainers and educators can now make full use of the Internet or their own intranets to deploy low cost high quality learning experiences.

Online learning technology provides many advantages over traditional methods of delivery including uniformity of delivery, instantaneous updates, high availability, minimal overhead, on-demand delivery and location independence. The technology also now allows the online delivery mechanism to deliver in a DVD style and quality.

Large IT vendors such as IBM have their own proprietary systems meant for large deployments and that usually have extensive implementation and media formatting schedules. These systems are costly, require long-term commitments and usually require the content to be formatted into a proprietary format limiting future use and require ongoing technology payments. As a result, there is little available for the small to medium sized companies or schools who

OUTLOOK - CONT'D

want to participate in the online learning revolution. The cost of entry capital, extended implementation schedules and long-term technology commitment are simply too high.

Totally Hip is basing this new offering on its cross platform based interactive media engine used in its award winning tools while deploying content via the widely distributed QuickTime player. QuickTime has risen to become a leading technology for the delivery and integration of DVD quality video and rich media content over the Internet and one of the most popular media players. QuickTime is also used for Apple's popular iPod portable music player available for both Windows and OS X operating systems.

SUBSEQUENT EVENTS

LIVESTAGE PROFESSIONAL SOFTWARE

Totally Hip Technologies Inc. released LiveStage Professional 4.6.5, an enhanced version of its award-winning LiveStage Professional software for producing cutting-edge technology in the development and delivery of compelling interactive QuickTime content. There are dozens of new upgrades that improve workflow and ease, and also two new major authoring features in the latest release -- the ability to author for Totally Hip's audiovisual component and the ability to author for Totally Hip's QScript extension essentials (QSXE Version 3) QuickTime component.

The audiovisual authoring component is the first of its kind providing fully customizable visualization of audio data for real-time analysis. Originally developed for Cornell University's laboratory of ornithology by Totally Hip's award-winning programmers, the audiovisual component is currently being used within Cornell's animal behavior archive, the largest archive of animal sounds in the world.

The QScript extension essentials (QSXE Version 3) QuickTime authoring component modifications allow a new level of control and interactivity to virtual reality (VR) rich media presentations.

Professional interactive media developers throughout the world have acknowledged LiveStage Professional as the most functional, powerful and cost-effective software application for converging more than 200 different media formats, including DVD-quality video and audio to create powerful and engaging rich media presentations.

INVESTOR RELATIONS SERVICES

The Company entered into an agreement whereby the Company will be required to pay $4,500 per month for three months of investor relations services.

TOTALLY HIP TECHNOLOGIES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, David Dicaire, President and Chief Executive Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Totally Hip Technologies Inc.** (the "Issuer") for the interim period ending **December 31, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

Date: March 1, 2006

"David Dicaire"
David Dicaire
President & CEO

TOTALLY HIP TECHNOLOGIES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, David Dicaire, Chief Financial Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Totally Hip Technologies Inc.** (the "Issuer") for the interim period ending **December 31, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

Date: March 1, 2006

"David Dicaire"
David Dicaire
Chief Financial Officer

82-4556

totally hip™

News Release

January 18, 2006

NEWS RELEASE

Vancouver, B.C. – January 18, 2006 – Totally Hip Technologies Inc. **(TSX:THP)** announces that Mr. K. Shaw has resigned.

On behalf of Totally Hip Technologies Inc. and its shareholders the Board of Directors thank Mr. Shaw for his many contributions to the company and wish him success with his business endeavours.

Totally Hip Technologies Inc.

Per: *"James Boyce"*

James Boyce, Director

Symbol: THP-TSX Venture Exchange
Email: investor@totallyhip.com
www.totallyhip.com
Tel: 604.685.6525

82-4556

FORM 45-106F1

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

   TOTALLY HIP TECHNOLOGIES INC.
   Name of issuer
   501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
   Address
   (604) 685-6525
   Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

   ☐ Bio-tech
   Financial Services
   - ☐ investment companies and funds
   - ☐ mortgage investment companies

   ☐ Forestry
   ☑ Hi-tech
   ☐ Industrial
   Mining
   - ☐ exploration/development
   - ☐ production

   ☐ Oil and gas
   ☐ Real estate
   ☐ Utilities
   ☐ Other (describe)

Details of distribution

4. Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

5. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   January 24, 2006

6. For each security distributed:

(a) Describe the type of security,
(b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date, and
(c) State the exemption(s) relied on.

2,222,222 units at a price of $0.18 per unit, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.21 on or before January 6, 2008.

Exemption Relied On	Number of Securities
BCI 72-503	144,446 units
Section 2.5 of NI 45-106	2,077,776 units

7. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	5	$0.18	$374,000
Australia	1	$0.18	$26,000
Total number of Purchasers	6		
Total dollar value of distribution in all jurisdictions (Canadian $)			$400,000

Note [1]: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

8. Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible

securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
N/A					

9. If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: January 24, 2006.

TOTALLY HIP TECHNOLOGIES INC.
Name of issuer (please print)

David Dicaire, President – Tel.: (604) 685-6525
Print name, title and telephone number of person signing

Signature

10. State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Gwen Wegner, Paralegal – Tel.: (604) 669-3116

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

82-4556

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Totally Hip Technologies Inc. (the "Issuer")
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 11, 2006

Item 3. **News Release**

News Release dated January 11, 2006 and disseminated to Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission, Market News Publishing and CCN Matthews.

Place of Issuance: Vancouver, British Columbia

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that, further to its news release of August 12, 2005, it has completed its private placement as to 2,222,222 units at $0.18 per unit to provide $400,000 in working capital for the Issuer.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that, further to its news release of August 12, 2005, it has completed its private placement as to 2,222,222 units at $0.18 per unit to provide $400,000 in working capital for the Issuer. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.21 per share. The units are restricted from trading until February 5, 2006.

Item 6. **Reliance on Section 7(2) of the National Instrument 51-102**

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

David Dicaire, President – (604) 685-6525.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 17th day of January, 2006.

"David Dicaire"
David Dicaire, President & CEO

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Totally Hip Technologies Inc. (the "Issuer")
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 11, 2006

Item 3. **News Release**

News Release dated January 11, 2006 and disseminated to Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission, Market News Publishing and CCN Mathews.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce the release of LiveStage Professional 4.6.5 - an enhanced version of its award-winning LiveStage Professional software for producing cutting edge technology in the development and delivery of compelling interactive QuickTime content. There are dozens of new upgrades that improve workflow and ease and also two new major authoring features in the latest release - the ability to author for the Issuer's Audio Visualization component and the ability to author for the Issuer's QScript Extension Essentials (QSXE version 3) QuickTime component.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce the release of LiveStage Professional 4.6.5 - an enhanced version of its award-winning LiveStage Professional software for producing cutting edge technology in the development and delivery of compelling interactive QuickTime content. There are dozens of new upgrades that improve workflow and ease and also two new major authoring features in the latest release - the ability to author for the Issuer's Audio Visualization component and the ability to author for the Issuer's QScript Extension Essentials (QSXE version 3) QuickTime component.

The Audio Visual authoring component is the first of its kind providing fully customizable visualization of audio data for real time analysis. Originally developed for Cornell University's Lab of Ornithology by the Issuer's award winning programmers, the Audio Visualization component is currently being used within Cornell's animal behaviour archive, the largest archive of animal sounds in the world.
The QScript Extension Essentials (QSXE version 3) QuickTime authoring component modifications allow a new level of control and interactivity to virtual reality (VR) enabled Rich Media presentations.

Professional interactive media developers throughout the world have acknowledged LiveStage Professional as the most functional, powerful and cost effective software application for converging more than 200 different media formats, including DVD quality video and audio to create powerful and engaging Rich Media presentations.

LiveStage Professional 4.6.5 is a free upgrade for existing users of LiveStage Professional 4.5. This update is available now via the Issuer's website (http://www.totallyhip.com). Registered owners of LiveStage Professional 4.0 will be able to upgrade to version 4.6.5 for $199.95, or purchase an upgrade with the Hip Pac service and support bundle for $325.00 that includes two hours of telephone support. New users can purchase LiveStage Professional 4.6.5 for $449.95. Educational pricing is available upon request.

Item 6. **Reliance on Section 7(2) of the National Instrument 51-102**

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

David Dicaire, President – (604) 685-6525.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 17th day of January, 2006.

"David Dicaire"
David Dicaire, President & CEO

SCHEDULE OF REPORTING OBLIGATIONS (12g3-2(b))

TOTALLY HIP TECHNOLOGIES INC.
(the "Issuer")

UPDATED MARCH 3, 2006

Abbreviations referred to herein:
British Columbia *Business Corporations Act* ("BCBCA")
British Columbia *Securities Act* ("BCSA")
British Columbia Registrar of Companies ("Registrar")

Name of Document	Requirement	Applicable Date for the Issuer
A. Notice of Change of Address	Pursuant to Section 35 of the BCBCA, a company may change its registered office or its records office by passing a resolution authorizing the change and filing with the Registrar a notice of change.	Upon the change in office having been authorized and the company proceeding with the change
B. Notice of Alteration	Pursuant to Subsection 257 of the BCBCA, a company may file a notice of alteration to the notice of articles with the Registrar in accordance with the provisions of the BCBCA altering the company name and/or translating the company's name and/or altering the application of the Pre-existing Company Provisions and/or special rights or restrictions and/or the company's authorized share structure upon the company having been authorized to do so by resolution or court order as required under the BCBCA.	Upon the alteration having been authorized and the company proceeding with the change
C. Notice of Change of Directors	Pursuant to Subsection 127(1) of the BCBCA, every company shall, within 15 days after a change in its directors or in the prescribed address of any of its directors, complete and file with the Registrar a notice of change of directors.	Upon a change of a director or change of prescribed address of a director
D. Annual Report	Pursuant to Section 51 of the BCBCA, every company shall annually, within 2 months after each anniversary of the date on which the company was recognized, file with the Registrar an annual report in the form established by the Registrar containing information that is current to the most recent anniversary.	Issuer's anniversary date is March 8 of every year
E. Annual General Meeting		
1. Notice to Fix Record Date	Pursuant to Subsection 2.1 of National Instrument 54-101, a reporting issuer shall fix a record date for the determination of those security holders entitled to receive notice of a meeting of security holders to be a date not fewer than 30 days or more than 60 days prior to the date of the meeting. Pursuant to Subsection 2.2 of National Instrument 54-101, notice of the meeting and record date must be filed with the Alberta and British Columbia Securities Commissions and given to the TSX Venture Exchange and clearing agencies at	2005 - record date was February 24, 2005 2006 – record date is April 25, 2006

	least 25 days before the record date.	
2. Notice of Meeting	Pursuant to Section 169 of the BCBCA, every company shall give notice of a general meeting to each shareholder entitled to attend the meeting at least 21 days before the meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the notice with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed March 3, 2005 2005 – filed March 23, 2005
3. Proxy Solicitation	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send a Form of Proxy with the Notice of Meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the Form of Proxy with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed March 3, 2005 2005 – filed March 23, 2005
4. Information Circular	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send an Information Circular with the Notice of Meeting to each registered shareholder whose proxy is solicited. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the information circular with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed March 3, 2005 2005 – filed March 23, 2005
5. Statement of Executive Compensation	Pursuant to Form 51-102F5, the Information Circular must include a Statement of Executive Compensation.	
6. Request Form	Pursuant to Subsection 4.6 of National Instrument 51-102, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and MD&A for the annual financial statements, the interim financial statements and MD&A for the interim financial statements, or both.	2005 - mailed March 3, 2005
F. Audited Financial Statements and Management's Discussion and Analysis ("MD&A")	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its annual financial statements with auditor's report and MD&A with the Alberta and British Columbia Securities Commissions on or before 120th day after the end of its most recently completed financial year.	The Issuer's year end is September 30 Filed February 8, 2006
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or	Mailed to all shareholders who had requested a copy

	beneficial owner requests the reporting issuer's annual financial statements, the reporting issuer must send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements requested; and (b) 10 calendar days after the issuer receives the request.	on February 8, 2006
	Pursuant to Section 2 of Multilateral Instrument 52-109, an issuer must certify its annual filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the latest of filing an Annual Information Form or its annual financial statements and annual MD&A.	Filed February 8, 2006
G. Interim Financial Statements and MD&A	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its interim financial statements and MD&A with the Alberta and British Columbia Securities Commissions on or before the 60th day after the end of the interim period.	1st period ends December 31 2nd period ends March 31 3rd period ends June 30
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or beneficial owner requests the reporting issuer's interim financial statements and MD&A, the reporting issuer must send a copy of the requested financial statements and MD&A to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements & MD&A requested; and (b) 10 calendar days after the issuer receives the request.	
	Pursuant to Section 3 of Multilateral Instrument 52-109, an issuer must certify its interim filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the filing its interim financial statements and interim MD&A.	
H. Listing Agreement	Filed with and made public by the TSX Venture Exchange in support of an application for listing on the TSX Venture Exchange by an issuer.	
I. Filing Statement	Filed with and made public by the TSX Venture Exchange when requested by them pursuant to a company's listing agreement.	When requested by Exchange
J. Prospectus	Filed with the British Columbia Securities Commission pursuant to Section 61 of the BCSA when a company distributes securities unless exempted under the BCSA or the regulations.	None
K. Offering Memorandum	Filed with the British Columbia Securities Commission and the TSX Venture Exchange when a company distributes securities by way of a private placement pursuant to specific exemptions under	Upon making a private distribution requiring an Offering Memorandum

	Multilateral Instrument 45-103 or a Section 76 Order not later than 10 days after the distribution.	
L. News Releases	Disseminated to the public and filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) as soon as practicable after a material change occurs in the affairs of a reporting issuer.	Upon the occurrence of a material change
M. Section 76 Orders	Issued by the British Columbia Securities Commission pursuant to Section 76 of the BCSA where an application is made by an issuer where Section 61 of the BCSA does not apply to a trade, intended trade, security or person.	When order for an exemption required
N. Exempt Distribution Report	When an issuer distributes a securities in reliance on a statutory exemption under Subsection 74 (2) (1) to (5), (16) (i), (18) or (23) of the BCSA or Subsection 128 (e) to (f) of the Rules promulgated under the BCSA or Subsection 3.1(2), 4.1(2), 4.1(4), or 5.1(2) of Multilateral Instrument 45-103, the issuer shall file an exempt distribution report not later than 10 days after the distribution and shall forward a copy to the TSX Venture Exchange.	Upon distribution of the securities
O. Material Change Report	Filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) within 10 days after the date on which a material change occurs and filed with the TSX Venture Exchange pursuant to its policies.	Within 10 days of a material change
P. Filing of Certain Documents	Pursuant to Part 12.1 and Part 12.2 respectively of National Instrument 51-102, copies of Articles of Incorporation and other constating documents, any material securityholder or voting trust agreements, any securityholders' rights plan and any other contracts materially affecting the rights of securityholders (Part 12.1) as well as copies of material contracts the reporting issuer is a party to other than contracts entered into in the ordinary course of business (Part 12.2) must be filed with the Alberta and British Columbia Securities Commissions no later than the time the reporting issuer files a material change report - if the making of the document constitutes a material change - and within 120 days after the end of the issuer's most recently completed financial year, if the document was made or adopted before the end of the issuer's most recently completed financial year.	No later than the time the issuer files a material change report and by January 28 if the document was made or adopted prior to the preceding September 30

Q. TSX Venture Exchange Letters of Approval	Issued by the TSX Venture Exchange pursuant to a request by an issuer for their approval to certain matters or transactions pursuant to its policies.	When issued by the TSX Venture Exchange
R. Insider Reports	Pursuant to Section 87 of the BCSA and National Instrument 55-102, a person who is an insider of a reporting issuer shall, within 10 days of becoming an insider (unless he does not have any direct or indirect beneficial ownership of, or control or direction over securities of a reporting issuer) or within 10 days of the person entering into a transaction involving a security of the reporting issuer or, for any other reason, changing the person's direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer from that shown or required to be shown in the latest insider report filed by the person, or the person entering into a transaction involving a related financial instrument, file an insider report with the Alberta and British Columbia Securities Commissions.	Not applicable to the Issuer. Only applicable to the Issuer if it becomes an insider under the provisions of the BCSA. An insider, not the Issuer, is responsible for the filing of the insider report and accordingly, the Issuer cannot ensure compliance

SCHEDULE OF REPORTING OBLIGATIONS (12g3-2(b))

TOTALLY HIP TECHNOLOGIES INC.
(the "Issuer")

UPDATED MARCH 3, 2006

Abbreviations referred to herein:

British Columbia *Business Corporations Act* ("BCBCA")
British Columbia *Securities Act* ("BCSA")
British Columbia Registrar of Companies ("Registrar")

Name of Document	Requirement	Applicable Date for the Issuer
A. Notice of Change of Address	Pursuant to Section 35 of the BCBCA, a company may change its registered office or its records office by passing a resolution authorizing the change and filing with the Registrar a notice of change.	Upon the change in office having been authorized and the company proceeding with the change
B. Notice of Alteration	Pursuant to Subsection 257 of the BCBCA, a company may file a notice of alteration to the notice of articles with the Registrar in accordance with the provisions of the BCBCA altering the company name and/or translating the company's name and/or altering the application of the Pre-existing Company Provisions and/or special rights or restrictions and/or the company's authorized share structure upon the company having been authorized to do so by resolution or court order as required under the BCBCA.	Upon the alteration having been authorized and the company proceeding with the change
C. Notice of Change of Directors	Pursuant to Subsection 127(1) of the BCBCA, every company shall, within 15 days after a change in its directors or in the prescribed address of any of its directors, complete and file with the Registrar a notice of change of directors.	Upon a change of a director or change of prescribed address of a director
D. Annual Report	Pursuant to Section 51 of the BCBCA, every company shall annually, within 2 months after each anniversary of the date on which the company was recognized, file with the Registrar an annual report in the form established by the Registrar containing information that is current to the most recent anniversary.	Issuer's anniversary date is March 8 of every year
E. Annual General Meeting		
1. Notice to Fix Record Date	Pursuant to Subsection 2.1 of National Instrument 54-101, a reporting issuer shall fix a record date for the determination of those security holders entitled to receive notice of a meeting of security holders to be a date not fewer than 30 days or more than 60 days prior to the date of the meeting. Pursuant to Subsection 2.2 of National Instrument 54-101, notice of the meeting and record date must be filed with the Alberta and British Columbia Securities Commissions and given to the TSX Venture Exchange and clearing agencies at	2005 - record date was February 24, 2005 2006 – record date is April 25, 2006

	least 25 days before the record date.	
2. Notice of Meeting	Pursuant to Section 169 of the BCBCA, every company shall give notice of a general meeting to each shareholder entitled to attend the meeting at least 21 days before the meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the notice with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed March 3, 2005 2005 – filed March 23, 2005
3. Proxy Solicitation	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send a Form of Proxy with the Notice of Meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the Form of Proxy with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed March 3, 2005 2005 – filed March 23, 2005
4. Information Circular	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send an Information Circular with the Notice of Meeting to each registered shareholder whose proxy is solicited. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the information circular with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed March 3, 2005 2005 – filed March 23, 2005
5. Statement of Executive Compensation	Pursuant to Form 51-102F5, the Information Circular must include a Statement of Executive Compensation.	
6. Request Form	Pursuant to Subsection 4.6 of National Instrument 51-102, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and MD&A for the annual financial statements, the interim financial statements and MD&A for the interim financial statements, or both.	2005 - mailed March 3, 2005
F. Audited Financial Statements and Management's Discussion and Analysis ("MD&A")	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its annual financial statements with auditor's report and MD&A with the Alberta and British Columbia Securities Commissions on or before 120th day after the end of its most recently completed financial year.	The Issuer's year end is September 30 Filed February 8, 2006
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or	Mailed to all shareholders who had requested a copy

	beneficial owner requests the reporting issuer's annual financial statements, the reporting issuer must send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements requested; and (b) 10 calendar days after the issuer receives the request.	on February 8, 2006
	Pursuant to Section 2 of Multilateral Instrument 52-109, an issuer must certify its annual filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the latest of filing an Annual Information Form or its annual financial statements and annual MD&A.	Filed February 8, 2006
G. Interim Financial Statements and MD&A	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its interim financial statements and MD&A with the Alberta and British Columbia Securities Commissions on or before the 60th day after the end of the interim period.	1st period ends December 31 2nd period ends March 31 3rd period ends June 30
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or beneficial owner requests the reporting issuer's interim financial statements and MD&A, the reporting issuer must send a copy of the requested financial statements and MD&A to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements & MD&A requested; and (b) 10 calendar days after the issuer receives the request.	
	Pursuant to Section 3 of Multilateral Instrument 52-109, an issuer must certify its interim filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the filing its interim financial statements and interim MD&A.	
H. Listing Agreement	Filed with and made public by the TSX Venture Exchange in support of an application for listing on the TSX Venture Exchange by an issuer.	
I. Filing Statement	Filed with and made public by the TSX Venture Exchange when requested by them pursuant to a company's listing agreement.	When requested by Exchange
J. Prospectus	Filed with the British Columbia Securities Commission pursuant to Section 61 of the BCSA when a company distributes securities unless exempted under the BCSA or the regulations.	None
K. Offering Memorandum	Filed with the British Columbia Securities Commission and the TSX Venture Exchange when a company distributes securities by way of a private placement pursuant to specific exemptions under	Upon making a private distribution requiring an Offering Memorandum

	Multilateral Instrument 45-103 or a Section 76 Order not later than 10 days after the distribution.	
L. News Releases	Disseminated to the public and filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) as soon as practicable after a material change occurs in the affairs of a reporting issuer.	Upon the occurrence of a material change
M. Section 76 Orders	Issued by the British Columbia Securities Commission pursuant to Section 76 of the BCSA where an application is made by an issuer where Section 61 of the BCSA does not apply to a trade, intended trade, security or person.	When order for an exemption required
N. Exempt Distribution Report	When an issuer distributes a securities in reliance on a statutory exemption under Subsection 74 (2) (1) to (5), (16) (i), (18) or (23) of the BCSA or Subsection 128 (e) to (f) of the Rules promulgated under the BCSA or Subsection 3.1(2), 4.1(2), 4.1(4), or 5.1(2) of Multilateral Instrument 45-103, the issuer shall file an exempt distribution report not later than 10 days after the distribution and shall forward a copy to the TSX Venture Exchange.	Upon distribution of the securities
O. Material Change Report	Filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) within 10 days after the date on which a material change occurs and filed with the TSX Venture Exchange pursuant to its policies.	Within 10 days of a material change
P. Filing of Certain Documents	Pursuant to Part 12.1 and Part 12.2 respectively of National Instrument 51-102, copies of Articles of Incorporation and other constating documents, any material securityholder or voting trust agreements, any securityholders' rights plan and any other contracts materially affecting the rights of securityholders (Part 12.1) as well as copies of material contracts the reporting issuer is a party to other than contracts entered into in the ordinary course of business (Part 12.2) must be filed with the Alberta and British Columbia Securities Commissions no later than the time the reporting issuer files a material change report - if the making of the document constitutes a material change - and within 120 days after the end of the issuer's most recently completed financial year, if the document was made or adopted before the end of the issuer's most recently completed financial year.	No later than the time the issuer files a material change report and by January 28 if the document was made or adopted prior to the preceding September 30

Q. TSX Venture Exchange Letters of Approval	Issued by the TSX Venture Exchange pursuant to a request by an issuer for their approval to certain matters or transactions pursuant to its policies.	When issued by the TSX Venture Exchange
R. Insider Reports	Pursuant to Section 87 of the BCSA and National Instrument 55-102, a person who is an insider of a reporting issuer shall, within 10 days of becoming an insider (unless he does not have any direct or indirect beneficial ownership of, or control or direction over securities of a reporting issuer) or within 10 days of the person entering into a transaction involving a security of the reporting issuer or, for any other reason, changing the person's direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer from that shown or required to be shown in the latest insider report filed by the person, or the person entering into a transaction involving a related financial instrument, file an insider report with the Alberta and British Columbia Securities Commissions.	Not applicable to the Issuer. Only applicable to the Issuer if it becomes an insider under the provisions of the BCSA. An insider, not the Issuer, is responsible for the filing of the insider report and accordingly, the Issuer cannot ensure compliance

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Totally Hip Technologies Inc. (the "Issuer")
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 18, 2006

Item 3. **News Release**

News Release dated January 18, 2006 and disseminated to Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that Mr. K. Shaw has resigned.

Item 5. **Full Description of Material Change**

The Issuer announces that Mr. K. Shaw has resigned.

On behalf of the Issuer and its shareholders the Board of Directors thank Mr. Shaw for his many contributions to the Issuer and wish him success with his business endeavours.

Item 6. **Reliance on Section 7(2) of the National Instrument 51-102**

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

David Dicaire, President – (604) 685-6525.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 25th day of January, 2006.

"David Dicaire"
David Dicaire, President & CEO

82-4536

TSX venture EXCHANGE

February 13, 2006

Via FAX: 604-669-5886

Beruschi & Company
501 – 905 West Pender Street
Vancouver. BC
V6C 1L6

Attention: Gwen Wegner

Dear Sirs\Mesdames:

**Re: Totally Hip Technologies Inc. (the "Company")
Investor Relations Agreement**

Further to your submission dated January 10, 2006, this is to advise that TSX Venture Exchange has accepted for filing the Investor Relations Consulting Agreement dated October 7, 2005 between the Company and Ask Media Inc.

The Company is requested to forward copies of all promotional material to the Exchange for our records. Furthermore, the practice of the Exchange is to not permit shares for debt applications for debt incurred pursuant to any investor relations contracts or investor relations activity in general.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 / EMAIL: colleen.chambers@tsxventure.com.

Yours truly,

C. Chambers

Colleen Chambers
Senior Analyst
Listed Issuer Services

CC\nl
Cc: Totally Hip Technologies Inc.

File: #1615363